File Number: 55802-0047

Web site: www.langmichener.com

Direct Line: (604) 691-6839
Direct Fax Line: (604) 893-7623
E-Mail: ddex@lmls.com

January 19, 2010

VIA EDGAR CORRESPONDENCE
MAIL STOP 4561

The United States Securities and
Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:        Ms. Kathleen Collins, Accounting Branch Chief
                       Mr. Jason Niethamer, Senior Staff Accountant

Dear Sirs/Mesdames:

Photochannel Networks, Inc.
Form 20-F for the Year Ended September 30, 2008
Filed on January 20, 2009
SEC File No. 000-30148

We write on behalf of Photochannel Networks, Inc. (now known as "PNI Digital Media Inc." and referred to herein as the "Company") to advise that the Company does not intend to file an amendment to its Annual Report on Form 20-F for its fiscal year ended September 30, 2008 (the "2008 20-F").

The Company had previously indicated in certain correspondence to the Securities Exchange Commission (the "SEC") in response to SEC comments to the Company's 2008 20-F that the Company would file an amendment to the 2008 20-F to, among other things, include an auditor consent as an exhibit thereto. However, as more fully described in the Company's letter to the SEC dated December 8, 2009 (previously filed as EDGAR correspondence), the Company has determined that an auditor consent is not required to be filed as an exhibit to the 2008 20-F because there is no need to continue to incorporate Exchange Act filings (such as the 2008 20-F) into the Company's F-10/A registration statement (as filed with the SEC on August 15, 2007), given that there are no securities outstanding or issuable that could be sold pursuant to such F-10/A registration statement.

The Company intends to file its Annual Report for its fiscal year ended September 30, 2009 (the "2009 20-F") by February 1, 2010. As part of the Company's preparation of its 2009 20-F, the Company has taken into account the SEC's comments to the Company's 2008 20-F and will provide appropriate disclosure in the 2009 20-F.

Yours truly,

"Daniel Dex"
Daniel Dex
for Lang Michener LLP

cc:       PNI Digital Media Inc.